Exhibit 99.1

ATA Creativity Global Reports Q1 2025 Financial Results

Reports Q1 2025 Results with Net Revenues and Gross Profit Increases of 15.9% Respectively, as Compared to Q1 2024

Conference Call Scheduled for Friday, May 16, at 9:00 a.m. Eastern Time (Friday, May 16, at 9:00 p.m. Beijing Time) with Accompanying Audio and Slide Webcast

Beijing, China, May 16, 2025 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the first quarter (“Q1 2025”) ended March 31, 2025.

All amounts presented in U.S. dollars ($) in this news release are based on a conversion rate of RMB7.2567 to $1.00 for reporting period ended March 31, 2025.

Q1 2025 Financial Highlights

•	Net revenues for Q1 2025 increased 15.9% to RMB55.8 million (or $7.7 million), from RMB48.1 million in Q1 2024.

•	Gross profit for Q1 2025 increased 15.9% to RMB25.4 million (or $3.5 million), from RMB21.9 million in Q1 2024. Q1 2025 gross margin remained unchanged at 45.5%, compared to Q1 2024.

•	Net loss attributable to ACG for Q1 2025 was RMB13.3 million (or $1.8 million), compared to net loss attributable to ACG of RMB17.9 million in Q1 2024.

•	Cash and cash equivalents were RMB39.4 million (or $5.4 million) as of March 31, 2025.

Q1 2025 Operational Highlights

•	Student enrollment during Q1 2025 was 1,104, representing a decrease of 19.4% from 1,370 in Q1 2024.

-	56.7% of students were enrolled in ACG’s portfolio training programs, which consisted of time-based programs and project-based programs.

-	43.3% of students were enrolled in ACG’s other programs, which mainly consisted of overseas study counselling services and research-based learning services.

•	Credit hours delivered during Q1 2025 were 35,472, representing an increase of 5.8% compared to Q1 2024.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Q1 2025, compared to those for the prior-year period:

	Q1 2025	Q1 2024
	No. of Credit Hours	No. of Credit Hours	% Change
Time-based Program	9,250	10,825	(14.5)%
Project-based Program	26,222	22,702	15.5%
Total	35,472	33,527	5.8%

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We are pleased with the approximately 16% increase in both net revenues and gross profits in Q1 2025, driven by increased contribution from our portfolio training and research-based learning services, as we delivered more services and hosted a variety of research-based learning projects during the quarter. Despite normalized student enrollment rates during Q1 2025 compared to the same periods of 2024 and 2023, total credit hours delivered increased by 5.8%, driven by a 15.5% rise in credit hours delivered for our project-based programs. Higher net revenues and slightly reduced operating expenses contributed to improved bottom-line results during the quarter as compared to Q1 2024.”

Mr. Ma continued, “In Q1 2025, we continued to launch new research-based projects and organized multiple in-person and online classes. In-person projects included a themed camp to Hainan Province, an AI training camp at Alibaba, tours to the United States and Japan, and a Milan Fashion Week project in Italy, accommodating more than 100 students in total. Apart from our usual Master Class projects, which were held in an online group class form, we also delivered a creative art therapy training program, providing insights into art therapy through practical case sharing in interactive live online sessions. At the same time, ACG students continued to report favorable admission results, with offer letters and scholarships received from Ivy League and other reputable colleges around the world. Due to our continued investments and focus on providing state-of-the-art educational services, we remain a trusted partner to our growing student population in their pursuit of overseas arts education.”

Guidance for FY 2025

ACG expects to report total net revenues of between RMB276 million and RMB281 million for the year ending December 31, 2025, which represents a year-over-year increase of around 3% to 5%. This guidance assumption is based on the Company's existing business, initiatives underway for the year ending December 31, 2025 and the current and preliminary view of existing domestic and international market conditions, which are subject to change.

Mr. Jun Zhang, President of ACG, added, “We anticipate ACG’s core portfolio training services and all other services designed to help students create a compelling application portfolio to continue to expand in 2025. In addition to the regular Master Classes in line for Q2 2025, we have an exciting pipeline of research-based learning projects for the summer, which are expected to generate meaningful net revenues. Furthermore, we have expanded our international partnerships with colleges and universities beyond the U.S. and the U.K., and have observed a growing interest among students in applying for creative arts programs in Europe, Japan and Singapore.”

Mr. Zhang continued, “We remain focused on driving organic expansion, controlling expenses and improving overall operational efficiency, as we have strategically allocated marketing resources to higher-performing campus locations, aiming to increase classroom utilization, while at the same time providing higher-value programs. We are helping students complete their portfolio creation projects more efficiently through mindful planning and intensified coaching. The variety of new project-based programs we are offering are gaining traction, as we are fostering creative thinking via an interactive learning environment and providing flexibility as many of these programs can be completed in-person and / or online. We are enthusiastic about China’s creative arts education market, and our goal is to expand our student population by leveraging our existing teaching resources, and also introducing new programs to older adults and younger generation interested in art studies, workshops and themed travels. We believe ACG’s long-term domestic and international partnership base, our competitive and highly experienced teaching team, and the investments we have made and continue to make in new programs, allow us to stand out from our competitors.”

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9:00 a.m. Eastern Time on Friday, May 16 (9:00 p.m. Beijing Time on Friday, May 16), during which management will discuss Q1 2025 results.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747
China (Local Access):	(400) 120 2840
Hong Kong (Local Access):	(800) 965561

A simultaneous audio webcast including accompanying slides may be accessed via the following link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=YpbcYM5l, or via the investor relations section of the Company’s website https://ir.atai.net.cn/.

For those unable to listen to the live webcast, the replay will be available on the Company’s website shortly after the conclusion of the call.

Q1 2025 Financial Review – GAAP Results

ACG’s total net revenues for Q1 2025 of RMB55.8 million (or $7.7 million), increased 15.9% as compared to RMB48.1 million in Q1 2024, primarily due to increased revenue contributions from portfolio training programs and research-based learning services. Specifically:

-	Net revenues from portfolio training programs of RMB39.5 million (or $5.5 million) increased 11.5% as compared to Q1 2024 and accounted for 70.8% of total net revenues.

-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB16.3 million (or $2.2 million) increased 28.4% as compared to Q1 2024 and accounted for 29.2% of total net revenues.

Gross profit for Q1 2025 of RMB25.4 million (or $3.5 million) increased 15.9%, from RMB21.9 million in Q1 2024, mainly as a result of higher net revenues. Gross margin remained unchanged at 45.5%, compared to the prior-year period.

Total operating expenses for Q1 2025 were RMB42.2 million (or $5.8 million), representing a slight decrease of 3.2% from RMB43.6 million in Q1 2024, while as a percentage of net revenues, the total operating expenses decreased to 75.6%, compared to 90.6% in Q1 2024. The slight decrease in total operating expenses for Q1 2025 was mainly related to lower selling expenses and research and development expenses, and the collection of previously impaired loans and other receivables, offset by increased general & administrative expenses related to professional fees and development of new projects. Specifically, for Q1 2025:

-	Selling expenses of RMB21.3 million (or $2.9 million) decreased by RMB1.3 million or 5.8% from Q1 2024.

-	Research and development expenses of RMB0.7 million (or $0.1 million), decreased by RMB0.3 million or 27.4% from Q1 2024, as ACG’s system development was completed in Q2 2024.

-	General & administrative expenses of RMB24.0 million (or $3.3 million), increased by RMB4.0 million or 19.8% from Q1 2024, mainly as a result of increased investment in the development of new projects as well as increased professional fees.

Loss from operations for Q1 2025 decreased to RMB16.8 million (or $2.3 million), as compared to loss from operations of RMB21.7 million in Q1 2024, mainly as a result of higher net revenues and operating leverage. Similarly, net loss attributable to ACG for Q1 2025 was RMB13.3 million (or $1.8 million), as compared to net loss attributable to ACG of RMB17.9 million in Q1 2024.

Basic and diluted losses per common share attributable to ACG for Q1 2025 were RMB0.21 (or $0.03), compared to basic and diluted losses per common share of RMB0.29 for Q1 2024.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Q1 2025, which excludes share-based compensation expense and foreign currency exchange losses, net, was RMB13.3 million (or $1.8 million), compared to adjusted net loss of RMB16.9 million in Q1 2024.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for Q1 2025, were RMB0.21 (or $0.03). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for Q1 2025 were RMB0.42 (or $0.06).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted losses per ADS for Q1 2025 were both 31.6 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of March 31, 2025, ACG’s cash and cash equivalents were RMB39.4 million (or $5.4 million), working capital deficit was RMB298.5 million (or $41.1 million), and total shareholders’ equity was RMB66.4 million (or $9.1 million); compared to cash and cash equivalents of RMB36.5 million, working capital deficit of RMB287.9 million, and total shareholders’ equity of RMB79.6 million, respectively, as of December 31, 2024.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “guidance,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; ACG’s 2025 guidance; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2024, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2024.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended March 31, 2025, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.2567 to $1.00, the noon buying rate as of March 31, 2025, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Lena Cati, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9611
simaruobai@acgedu.cn	lcati@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	36,523,995	39,410,928	5,430,971
Accounts receivable	2,712,845	2,310,382	318,379
Prepaid expenses and other current assets	27,402,834	31,518,971	4,343,430
Total current assets	66,639,674	73,240,281	10,092,780

Long-term investments	38,000,000	38,000,000	5,236,540
Property and equipment, net	38,698,086	36,854,928	5,078,745
Intangible assets, net	46,236,111	41,802,778	5,760,577
Goodwill	196,289,492	196,289,492	27,049,415
Other non-current assets	35,156,141	35,555,050	4,899,617
Right-of-use assets	35,907,761	35,600,931	4,905,939
Total assets	456,927,265	457,343,460	63,023,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	56,372,960	52,432,984	7,225,458
Short-term loan	—	13,031,929	1,795,848
Lease liabilities-current	18,085,643	16,922,442	2,331,975
Deferred revenues	280,036,806	289,321,892	39,869,623
Total current liabilities	354,495,409	371,709,247	51,222,904

Lease liabilities-non-current	17,120,842	16,960,986	2,337,286
Deferred income tax liabilities	5,664,822	2,278,714	314,015
Total liabilities	377,281,073	390,948,947	53,874,205

Shareholders’ equity:
Common shares	4,755,623	4,758,893	655,793
Treasury shares	(8,201,046)	(8,201,046)	(1,130,134)
Additional paid-in capital	547,915,003	547,992,475	75,515,382
Accumulated other comprehensive loss	(36,952,183)	(36,939,934)	(5,090,459)
Accumulated deficit	(427,806,949)	(441,151,591)	(60,792,315)
Total shareholders’ equity attributable to ACG	79,710,448	66,458,797	9,158,267
Non-redeemable non-controlling interests	(64,256)	(64,284)	(8,859)
Total shareholders’ equity	79,646,192	66,394,513	9,149,408
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	456,927,265	457,343,460	63,023,613

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	48,125,819	55,790,906	7,688,192
Cost of revenues	26,215,352	30,402,595	4,189,590
Gross profit	21,910,467	25,388,311	3,498,602

Operating expenses:
Research and development	1,030,262	748,002	103,077
Sales and marketing	22,561,908	21,256,231	2,929,187
General and administrative	20,006,938	23,974,143	3,303,725
Provision for loan receivable and other receivables	—	(3,781,662)	(521,127)
Total operating expenses	43,599,108	42,196,714	5,814,862
Other operating income, net	23,088	18,805	2,591
Loss from operations	(21,665,553)	(16,789,598)	(2,313,669)
Other income (expense):
Interest income, net of interest expenses	333,145	61,546	8,481
Foreign currency exchange losses, net	(564)	(2,726)	(376)
Loss before income taxes	(21,332,972)	(16,730,778)	(2,305,564)
Income tax benefit	(3,384,168)	(3,386,108)	(466,618)
Net loss	(17,948,804)	(13,344,670)	(1,838,946)
Net loss attributable to non-redeemable non-controlling interests	(28)	(28)	(4)
Net loss attributable to ACG	(17,948,776)	(13,344,642)	(1,838,942)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	12,811	12,249	1,688
Comprehensive loss attributable to ACG	(17,935,965)	(13,332,393)	(1,837,254)

Basic and diluted losses per common share attributable to ACG	(0.29)	(0.21)	(0.03)
Basic and diluted losses per ADS attributable to ACG	(0.58)	(0.42)	(0.06)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	March 31,	March 31,
	2024	2025
	RMB	RMB
GAAP net loss attributable to ACG	(17,948,776)	(13,344,642)
Share-based compensation expenses	1,072,616	81,532
Foreign currency exchange losses, net	564	2,726
Non-GAAP adjusted net loss attributable to ACG	(16,875,596)	(13,260,384)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.29)	(0.21)

Non-GAAP adjusted losses per common share attributable to ACG
Basic and diluted	(0.27)	(0.21)